UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of October 2024

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

COSAN S.A.

CNPJ nº 50.746.577/0001-15

NIRE 35.300.177.045

Companhia Aberta

           Código CVM 19836

MATERIAL FACT

COSAN S.A. (B3: CSAN3; NYSE: CSAN) (“Cosan” or “Company”), in continuation to the Material Fact of July 10th, 2024, announces that its subsidiary Moove Lubricants Holdings (“Moove”), has launched its initial public offering of 25,000,000 common shares pursuant to a registration statement on Form F-1 with the U.S. Securities and Exchange Commission (“SEC”). Moove is offering 6,250,000 common shares, while Cosan and Galt Lubes Investments Limited (“CVC Fund VII”, and jointly with Cosan, the “Selling Shareholders”) are offering 18,750,000 common shares. The estimated price range for the offering is US$14.50 and US$17.50 per common share. Moove has applied to list its common shares on the New York Stock Exchange under the ticker symbol “MOOV.” In connection with the offering, the Selling Shareholders expect to grant the underwriters a 30-day option to purchase up to an additional 3,750,000 common shares at the initial public offering price, less underwriting discounts and commissions.

1.	The offering is being made through an underwriting group consisting of J.P. Morgan, BofA Securities, Citigroup, Itau BBA, BTG Pactual and Santander who are acting as global coordinators, and Goldman Sachs, Jefferies and Morgan Stanley who are acting as joint bookrunners.

2.	A registration statement on Form F-1, including a prospectus, which is preliminary and subject to completion, relating to these securities has been filed with the SEC, but has not yet become effective. These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. Copies of the registration statement can be accessed through the SEC's website at www.sec.gov.

3.	The offering will be made only by means of a prospectus. Copies of the preliminary prospectus may be obtained by contacting: J.P. Morgan, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at 1-866 803 9204, or by email at prospectus-eq_fi@jpmchase.com; BofA Securities, NC1-022-02-25, 201 North Tryon Street, Charlotte, NC 28255-0001, Attn: Prospectus Department, or by e-mail to dg.prospectus_requests@bofa.com; or Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (800-831-9146).

4.	This material fact does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor will there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

São Paulo, October 1st, 2024.

Rodrigo Araujo Alves

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 1, 2024

COSAN S.A.
By:	/s/ Rodrigo Araujo Alves
Name: Rodrigo Araujo Alves
Title: Chief Financial Officer